MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2022

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2022 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) as at and for the year ended December 31, 2022 which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 22, 2023 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns one producing mine in the USA, the Jerritt Canyon Gold Mine, three producing mines in Mexico: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and four mines currently in care and maintenance in Mexico: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine. The Company has entered into agreements to sell each of the La Guitarra and the La Parrilla mines. As at December 31, 2022, the La Guitarra and the La Parrilla mines were classified as assets held-for-sale.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2022 Annual Report	Page 3

2022 ANNUAL HIGHLIGHTS

Key Performance Metrics	2022	2021	2020	Change '22 vs '21
Operational
Ore Processed / Tonnes Milled	3,468,987	3,339,394	2,213,954	4%
Silver Ounces Produced	10,522,051	12,842,945	11,598,380	(18%)
Gold Ounces Produced	248,394	192,353	100,081	16%
Silver Equivalent Ounces Produced	31,252,920	26,855,783	20,379,010	16%
Cash Costs per Silver Equivalent Ounce (1)	$14.39	$13.23	$9.00	9%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$19.74	$18.84	$14.03	5%
Total Production Cost per Tonne (1)	$124.64	$102.77	$79.59	21%
Average Realized Silver Price per Ounce (1)	$22.49	$25.16	$21.15	(11%)

Financial (in $millions)
Revenues	$624.2	$584.1	$363.9	7%
Mine Operating Earnings	$16.8	$101.4	$105.1	(83%)
(Loss) Earnings before Income Taxes	($61.4)	$25.3	$29.7	NM
Net (Loss) Earnings	($114.3)	($4.9)	$23.1	NM
Operating Cash Flows before Working Capital and Taxes	$109.4	$176.8	$107.3	(38%)
Cash and Cash Equivalents	$151.4	$237.9	$238.6	(36%)
Working Capital (1)	$202.9	$224.4	$254.4	(10%)
Free Cash Flow (1)	($64.9)	($16.9)	$30.7	NM

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.43)	($0.02)	$0.11	NM
Adjusted EPS (1)	($0.21)	$0.02	$0.18	NM

NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 51 for further details on each measure and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2022 Annual Report	Page 4

Operational Highlights

Annual Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	787,636	851,973	1,025,172	804,206	3,468,987
Silver Ounces Produced	6,201,090	1,229,612	3,091,349	—	10,522,051
Gold Ounces Produced	80,814	94,684	413	72,483	248,394
Silver Equivalent Ounces Produced	12,957,826	9,147,215	3,125,761	6,022,118	31,252,920
Cash Costs per Silver Equivalent Ounce(1)	$9.81	$11.59	$15.30	$27.99	$14.39
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$13.76	$13.97	$18.48	$33.07	$19.74
Cash Cost per Gold Equivalent Ounce(1)	N/A	N/A	N/A	$2,323	N/A
All-in Sustaining Costs per Gold Equivalent Ounce(1)	N/A	N/A	N/A	$2,745	N/A
Total Production Cost per Tonne(1)	$155.76	$114.99	$45.01	$205.87	$124.64
(1)See "Non-GAAP Measures" for further details of these measures.

•Annual silver production of 10.5 million ounces compared to 12.8 million ounces in 2021, which was below the lower end of the Company’s revised guidance range of between 11.2 to 11.9 million ounces of silver primarily due to prioritizing higher gold grade ores from the Ermitaño mine at Santa Elena and lower-than-expected silver grades at San Dimas.
•Annual gold production reached a new Company record of 248,394 ounces compared to 192,353 in 2021 but slightly below the lower end of the Company’s revised guidance range of between 256,000 to 273,000 ounces primarily due to lower-than-expected gold grades and throughput at Jerritt Canyon.
•Santa Elena produced a new annual record of 9.1 million silver equivalent ("AgEq") ounces in 2022, representing an 81% increase compared to 2021.
•The Santa Elena operation was awarded the prestigious “Silver Helmet Award” in the category of “Underground Mining of More Than 500 Workers” by the Mining Chamber of Mexico for its outstanding performance in occupational safety and health. The distinguished annual award of excellence is only awarded to a select handful of mining operations in Mexico.
•Received the 2022 Distinctive ESR Award in Mexico: The Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliaRSE) awarded First Majestic's San Dimas, Santa Elena and La Encantada mining units with the Socially Responsible Business Distinction for 2022 (Distintivo Empressa Socialmente Responsable 2022). This annual award of distinction was accomplished after having demonstrated continued responsibility, transparency and sustainability at its operations in Mexico.
•Successfully expanded Santa Elena’s liquid natural gas (“LNG”) powerplant from 12 MW to 24 MW to supply lower-cost, cleaner power to the Santa Elena operation which includes the Ermitaño mine and the recently completed dual-circuit plant.
•Sold a record 444,576 ounces of silver bullion, representing a 27% increase compared to 2021 and approximately 4.2% of the Company’s silver production, on First Majestic’s online bullion store at an average silver price of $26.20 per ounce for total proceeds of $11.6 million.
•Cash cost per AgEq ounce in the year was $14.39, compared to $13.23 in the previous year. The increase in cash cost per AgEq ounce was primarily due to lower than expected production at Jerritt Canyon and lower production at San Dimas in addition to increased costs due to inflation. These decreases in production were primarily attributed to lower head grade at both Jerritt Canyon and San Dimas. The increase in costs were partially offset by increased production from the Santa Elena operation driven by higher-grade ore from the Ermitaño mine and cost savings measures implemented throughout the Company in an effort to combat the impact of inflationary pressures on costs.
•All-in sustaining cost ("AISC") per AgEq ounce in the year was $19.74, compared to $18.85 in the previous year. The increase in AISC per AgEq ounce was primarily attributed to higher cash costs.

Financial Highlights

•Cash position and liquidity: The Company ended the year with cash and cash equivalents of $151.4 million compared to $237.9 million at the end of the previous year, while working capital decreased to $202.9 million compared to $224.4 million. Cash and cash equivalents exclude $125.2 million that is held in restricted cash.
•Revenue: The Company generated record annual revenues of $624.2 million in 2022, or 7% higher than the previous year primarily related to a full year of production from Ermitaño as the mine went into production in the fourth quarter

First Majestic Silver Corp. 2022 Annual Report	Page 5

of 2021. Additionally, there was a 17% increase in payable silver equivalent ounces sold despite an 11% decrease in the average realized silver price per ounce which averaged $22.49 per ounce compared to $25.16 per ounce in 2021.
•Mine operating earnings: During the year, the Company recognized mine operating earnings of $16.8 million compared to $101.4 million in 2021. The decrease in mine operating earnings was primarily driven by lower than expected production at Jerritt Canyon resulting in higher production costs per ounce, a decrease in the average realized silver price per ounce during the year as well as an increase in depreciation and depletion during the year. The Company also saw an increase in cost of sales due to higher consumables, materials, energy, labour and maintenance costs during the first half of the year as a result of inflationary pressures. However, cost cutting initiatives implemented by management helped combat the impact of inflationary pressures on costs during the second half of the year.
•Net loss: The Company recognized a net loss of $114.3 million (EPS of $(0.43)) in 2022 compared to a net loss of $4.9 million (EPS of $(0.02)) in 2021. The increase in net loss was primarily attributable to an increase in income tax expense during the year, lower than expected production at Jerritt Canyon, along with an impairment related to the La Parrilla mine ($9.6 million) as it was classified as an asset held-for-sale during the year. This was partially offset by an impairment reversal related to the agreed upon sale of the La Guitarra mine, which was classified as an asset held-for-sale along with a gain on the sale of the Company's royalty portfolio. During the year, the Company has recorded non-recurring severance costs of $2.7 million relating to restructuring efforts to optimize the workforce.
•Adjusted net loss: Adjusted net loss (see “Non-GAAP Measures”), normalized for non-cash or non-recurring items such as tax settlements, impairment and impairment reversals, write-down of mineral inventory, share-based payments and deferred income taxes for the year ended December 31, 2022 was $55.4 million ($0.21 per share), compared to adjusted earnings of $6.0 million ($0.02 per share) in 2021.
•Cash flow from operations: During the year, cash flow from operations before changes in working capital and income taxes was $109.4 million compared to $176.8 million in 2021.

Corporate Development and Other:

•During the year, the Company announced that it had entered into agreements to sell the La Guitarra and La Parrilla mines in Mexico to Sierra Madre Gold and Silver Ltd. ("Sierra Madre") and Golden Tag Resources Ltd. ("Golden Tag"), respectively. The La Guitarra mine will be sold for a total consideration of $35 million, made up of 69,063,077 Sierra Madre shares. The La Parrilla mine will be sold for total consideration of up to $33.5 million, made up of 143,673,684 Golden Tag shares with a deemed value as of the date of the sale agreement of $20 million, and up to $13.5 million in the form of three milestone payments in either cash or shares in Golden Tag. Closing of both transactions is pending and remains subject to customary closing conditions, including receipt of all necessary regulatory approvals.

•During the year, the Company announced and closed an agreement to sell a portfolio of royalty interests to Metalla Royalty and Streaming Ltd. ("Metalla") for total consideration of $20 million in common shares of Metalla. The royalty portfolio includes a 2% net smelter royalty on six of the Company's non-producing properties, a 2% net smelter royalty on the Plomosas Silver Project (owned by GR Silver Mining Ltd.) and a 100% gross value royalty ("GVR") on gold produced at the La Encantada Silver Mine. The GVR is limited to the first 1,000 ounces of gold produced at La Encantada annually. On the closing date, the Company received 4,168,056 Metalla shares, that had a fair value as of such date of $21.5 million. The Company recorded a gain of $4.3 million related to the disposition of the underlying mining interests that made up each royalty.

•During the year, following the completion of tax audits, conclusive agreements with the SAT were signed by Corporación First Majestic S.A. de C.V. (“CFM”) and First Majestic Plata S.A. de C.V. ("FMP") through Mexico’s Office of the Taxpayer Ombudsman (“PRODECON”) to settle an uncertain tax position concerning Mexican back-to-back loan provisions. The provisions were originally conceived from an anti-avoidance rule and a literal interpretation of the rules would convert most debt financing in Mexico into back-to-back loans. The back-to-back loan provisions establish that interest expense derived from back-to-back loans can be recharacterized as dividends resulting in significant changes to the tax treatment of interest, including withholding taxes. As a result of this recharacterization and in accordance with the conclusive agreement, CFM and FMP made one-time payments of approximately $21.3 million and $6.3 million in fiscal 2022 which have been recognized as current tax expense during the year. In addition to the payment made, CFM agreed to surrender certain tax loss carry forwards resulting in a deferred tax expense of approximately $55.7 million.

First Majestic Silver Corp. 2022 Annual Report	Page 6

2022 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2022-Q4	2022-Q3	Change Q4 vs Q3	2021-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	851,564	836,514	2%	955,810	(11%)
Silver Ounces Produced	2,396,696	2,736,100	(12%)	3,358,809	(29%)
Gold Ounces Produced	63,039	67,072	(6%)	67,411	(6%)
Silver Equivalent Ounces Produced	7,558,791	8,766,192	(14%)	8,561,023	(12%)
Cash Costs per Silver Equivalent Ounce (1)	$15.36	$13.34	15%	$12.32	25%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$20.69	$17.83	16%	$17.26	20%
Total Production Cost per Tonne(1)	$131.41	$135.07	(3%)	$105.37	25%
Average Realized Silver Price per Silver Equivalent Ounce (1)	$23.24	$19.74	18%	$24.18	(4%)

Financial (in $millions)
Revenues	$148.2	$159.8	(7)%	$204.9	(28%)
Mine Operating Earnings	($13.3)	$3.3	NM	$40.4	(133%)
Net loss	($16.8)	($20.7)	(19%)	($4.0)	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$13.4	$27.7	(52%)	$71.8	(81%)
Cash and Cash Equivalents	$151.4	$148.8	2%	$237.9	(36%)
Working Capital (1)	$202.9	$148.2	37%	$224.4	(10%)
Free Cash Flow (1)	($32.3)	$45.3	NM	$66.4	(149%)

Shareholders
Loss per Share ("EPS") - Basic	($0.06)	($0.08)	(25%)	($0.02)	NM
Adjusted EPS (1)	($0.07)	($0.09)	(22%)	$0.02	NM
NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per silver equivalent ounce sold, average realized gold price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 51 for further details on each measure and a reconciliation of non-GAAP to GAAP measures.

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	210,108	207,188	254,766	179,502	851,564
Silver Ounces Produced	1,392,506	199,388	804,802	—	2,396,696
Gold Ounces Produced	20,257	25,830	107	16,845	63,039
Silver Equivalent Ounces Produced	3,054,098	2,302,904	813,649	1,388,140	7,558,791
Cash Costs per Silver Equivalent Ounce	$11.54	$11.20	$15.48	$30.56	$15.36
All-in Sustaining Cost per Silver Equivalent Ounce	$16.79	$12.75	$19.39	$34.75	$20.69
Cash Cost per Gold Equivalent Ounce	N/A	N/A	N/A	$2,519	N/A
All-In Sustaining Costs per Gold Equivalent Ounce	N/A	N/A	N/A	$2,865	N/A
Total Production Cost per Tonne	$162.68	$114.29	$47.69	$233.39	$131.41

First Majestic Silver Corp. 2022 Annual Report	Page 7

Operational Highlights

•After an all-time record third quarter, production decreased by 14% in the fourth quarter: The Company produced 7.6 million AgEq ounces, consisting of 2.4 million ounces of silver and 63,039 ounces of gold representing a 14% decrease when compared to the record production of 8.8 million AgEq ounces in the previous quarter. The production decrease was primarily due to lower production at San Dimas and Santa Elena, partially offset by higher gold production at Jerritt Canyon and higher silver production at La Encantada. Silver and gold grades decreased 13% and 6%, respectively versus the prior quarter. During the quarter, AgEq production at San Dimas decreased 19% compared to the prior quarter, as a result of lower ore grades and higher dilution, combined with maintenance issues in the filtration plant during the month of December, which reduced planned throughput. Further, a 9% decrease in the AgEq conversion ratio compared to the prior quarter, contributed to a quarter-over-quarter decrease in the AgEq ounces produced.
•Transitioning to 100% Ermitaño ores at Santa Elena: Continued strong metal production from the Ermitaño mine, having achieved its second highest quarter of production, enabled Santa Elena to produce 2.3 million AgEq ounces in the fourth quarter, or 16% below the record 2.7 million AgEq in the prior quarter. In 2023, Santa Elena is expected to produce between 7.8 and 8.7 million AgEq ounces as it transitions to full production from Ermitaño while exploration continues at the recently discovered Silvanna vein within the Santa Elena mine.
•Increase in Production Guidance at Jerritt Canyon in 2023: The secondary escapeway in the West Generator mine was completed in November allowing for improved ore production although a severe cold weather disturbance in December limited haulage and deliveries to the plant. With the additional ramp up of Smith Zone 10 and the restart of the Saval II mine, gold production at Jerritt Canyon is expected to be between 119,000 to 133,000 ounces in 2023, representing a mid-point increase of 74% as it relates to guidance compared to 2022 actual production.
•Santa Elena's Dual-Circuit Completed: The Company successfully completed the commissioning of the dual-circuit processing plant at Santa Elena during the quarter which includes the new 3,000 tonne per day (“tpd”) filter press, designed to improve the leaching performance and reduce operating costs.
•Cash Cost per AgEq Ounce for the quarter was $15.36 per ounce, compared to $13.34 per ounce in the previous quarter. The increase in cash costs per AgEq ounce was primarily attributed to a decrease in gold and silver ore grades and AgEq ounces produced at San Dimas and Santa Elena. This was partially offset by lower cash costs per ounce at Jerritt Canyon during the quarter, driven by higher gold production as the completion of the rehabilitation and restart at the West Generator mine at Jerritt Canyon allowed for improved ore production as well as cost saving measures implemented throughout the Company in an effort to combat the higher costs due to inflation.
•AISC per AgEq Ounce in the fourth quarter was $20.69 per ounce compared to $17.83 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to an increase in cash costs per AgEq ounce.
•10 Drill Rigs Active: The Company concluded its 2022 exploration program during the quarter by completing a total of 16,086 metres of exploration drilling across the Company’s mines. Throughout the quarter a total of 10 drill rigs were active consisting of four rigs at San Dimas, two rigs at Jerritt Canyon, three rigs at Santa Elena and one rig at La Encantada.
Financial Highlights

•In the fourth quarter, the Company generated revenues of $148.2 million compared to $204.9 million representing a 28% decrease compared to the fourth quarter of 2021. The decrease in revenues was primarily attributed to a decrease in production at San Dimas and Jerritt Canyon of 24% per mine site, a lower average realized silver price which averaged $23.24 per ounce during the quarter, representing a 4% decrease compared to $24.18 in the fourth quarter of 2021.
•The Company realized mine operating losses of $13.3 million compared to mine operating earnings of $40.4 million in the fourth quarter of 2021. The decrease in mine operating earnings was primarily attributed to lower production and metal prices and an increase in cost of sales and depreciation and depletion from La Encantada and Jerritt Canyon.
•Net loss for the quarter was $16.8 million (EPS of ($0.06)) compared to net loss of $4.0 million (EPS of ($0.02)) in the fourth quarter of 2021.
•During the quarter, the Company recorded non-recurring severance costs of $2.1 million relating to restructuring efforts to optimize the workforce.

First Majestic Silver Corp. 2022 Annual Report	Page 8

•Adjusted net loss (a non-GAAP measure)1 for the quarter, normalized for non-cash or non-recurring items such as tax settlements, impairment and impairment reversal, share-based payments, unrealized gains on marketable securities and write-downs on mineral inventory for the quarter ended December 31, 2022, was $17.4 million (Adjusted EPS of ($0.07)) compared to an adjusted net earnings of $4.1 million (Adjusted EPS of $0.02) in the fourth quarter of 2021.
•Operating cash flow before movements in working capital and taxes in the quarter was an inflow of $13.4 million compared to a cash inflow of $71.8 million in the fourth quarter of 2021.
•As of December 31, 2022, the Company had cash and cash equivalents of $151.4 million and working capital of $202.9 million. Cash and cash equivalents excludes $125.2 million that is held in restricted cash.

1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 42 to 51 for further details on each measure and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2022 Annual Report	Page 9

2023 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s revised production outlook and cost guidance for 2023. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company expects 2023 total production from its four operating mines to reach a new Company record of between 33.2 to 37.1 million AgEq ounces consisting of 10.0 to 11.1 million ounces of silver and 277,000 to 310,000 ounces of gold. Based on the midpoint of the guidance range the Company expects AgEq ounces to increase 12% when compared to 2022. Silver production is expected to remain consistent with 2022 rates whereas gold production is expected to increase by 18% year-over-year. The increase in forecast gold production is primarily due to improvements in mine production at Jerritt Canyon resulting in an expected 74% increase in gold ounces in 2023 when compared to the prior year. In addition, strong gold production is expected to continue at Santa Elena as the plant will only process Ermitaño ores in 2023. The Company has identified a new vein in the Santa Elena mine, called Silvanna, and plans to drill test the area in 2023 with the goal of developing a mine plan to bring the vein into production by 2024.

A mine-by-mine breakdown of the 2023 production guidance is included in the table below. The Company reports cost guidance to reflect cash costs and AISC on a per AgEq payable ounce. For 2023, the Company is using an 84:1 silver to gold ratio compared to an 85:1 silver to gold ratio in its revised 2022 guidance. Metal price and foreign currency assumptions for calculating equivalents are silver: $21.50/oz, gold: $1,800/oz, MXN:USD 20:1.

GUIDANCE FOR FULL YEAR 2023

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	6.4 – 7.2	72 – 81	12.5 – 14.0	9.62 – 10.19	13.02 – 13.91
Santa Elena, Mexico	0.7 – 0.7	86 – 95	7.8 – 8.7	11.59 – 12.21	14.60 – 15.53
La Encantada, Mexico	2.9 – 3.2	–	2.9 – 3.2	16.73 – 17.69	19.86 – 21.14
Mexico Consolidated:	10.0 – 11.1	158 – 176	23.2 – 25.9	12.12 – 12.77	16.69 – 17.83
Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	119 – 133	10.0 – 11.2	1,502 – 1,592	1,733 – 1,842
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated*	10.0 – 11.1	277 - 310	33.2 – 37.1	13.88 – 14.66	18.47 – 19.72
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. See “Non-GAAP Measures” on pages 42 to 51 for further details on each measure and a reconciliation of non-GAAP to GAAP measures.

The Company is projecting its 2023 AISC to be within a range of $18.47 to $19.72 on a per consolidated payable AgEq ounce basis. Excluding non-cash items, the Company anticipates its 2023 AISC to be within a range of $17.92 to $19.10 per payable AgEq ounce. An itemized AISC cost table is provided below:

FY 2023
All-In Sustaining Cost Calculation
($ per AgEq oz)
Total Cash Costs per Payable Silver Ounce	13.88 – 14.66
General and Administrative Costs	0.98 – 1.09
Sustaining Development Costs	1.36 – 1.45
Sustaining Property, Plant and Equipment Costs	0.73 – 0.82
Profit Sharing	0.57 – 0.63
Share-based Payments (non-cash)	0.39 – 0.43
Lease Payments	0.41 – 0.45
Accretion and Reclamation Costs (non-cash)	0.16 – 0.18
All-In Sustaining Costs (Ag Eq Oz)	18.47 – 19.72
All-In Sustaining Costs: (Ag Eq Oz excluding non-cash items)	17.92 – 19.10
1.AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction

First Majestic Silver Corp. 2022 Annual Report	Page 10

between sustaining and expansionary capital costs. See “Non-GAAP Measures” on pages 42 to 51 for further details on each measure and a reconciliation of non-GAAP to GAAP measures.
2.Total cash cost per payable AgEq ounce includes estimated royalties and 0.5% Mexico mining environmental fee of $0.40 to $0.44 per payable AgEq ounce.

CAPITAL INVESTMENTS IN 2023

In 2023, the Company plans to invest a total of $187.8 million on capital expenditures consisting of $78.4 million for sustaining activities and $109.5 million for expansionary projects. This represents a 6% decrease compared to the 2022 revised capital expenditures and is aligned with the Company’s future growth strategy of increasing underground and plant processing rates at Jerritt Canyon, San Dimas and Santa Elena.

2023 Capital Guidance ($millions)	Sustaining	Expansionary	Total
Underground Development	$51.2	$43.6	$94.8
Exploration	0.0	39.8	39.8
Property, Plant and Equipment	25.4	19.9	45.3
Corporate Projects	1.7	6.2	7.9
Total*	$78.4	$109.5	$187.8
*Certain amounts shown may not add exactly to the total amount due to rounding differences.

The 2023 annual guidance includes total capital investments of $94.8 million to be spent on underground development; $45.3 million towards property, plant and equipment; $39.8 million in exploration; and $7.9 million towards corporate innovation projects. Management may revise the guidance during the year to reflect actual and anticipated changes in metal prices or to the business.

The Company plans to complete approximately 40,700 metres of underground development in 2023 compared to 45,614 metres completed in 2022. The 2023 development program consists of approximately 17,900 metres at San Dimas; 9,000 metres at Jerritt Canyon; 10,500 metres at Santa Elena and 3,300 metres at La Encantada. At San Dimas, the Company is planning to concentrate development metres in the Perez Vein, located in the Sinaloa Graben block, and continue development activities in the Noche Buena sector. At Santa Elena, underground development will focus exclusively in the Ermitaño mine to achieve 2,500 tonnes per day of underground ore extraction throughout all of 2023. At Jerritt Canyon, development activities will be focused in newly discovered areas within the Smith and SSX mines while also ramping up production at West Generator and Saval II mines. At La Encantada, the Company is developing the second levels of both the Ojuelas and Milagros orebodies for 2023 production.

The Company is planning approximately 245,350 metres of exploration drilling in 2023 compared to 248,124 metres completed in 2022. The 2023 drilling program is expected to consist of:

•At San Dimas, approximately 77,450 metres of drilling are planned with infill, step-out and exploratory holes focused on near mine and brownfield targets including major ore controlling structures in the West, Central, Sinaloa and Tayoltita blocks. Exploration efforts will focus on adding Inferred Resources along known veins and identifying new veins in locations where post mineral cover has deferred work to date.

•At Jerritt Canyon, approximately 112,900 metres are planned to drill a mixture of surface and underground infill, step-out, and exploratory holes to support the life of mine and test the presence of new ore bodies. Surface exploration will aim to test newly identified targets on the property, including follow up drilling from recent positive drill intercepts at Winters Creek and Waterpipe II. Underground drilling is planned for SSX, Smith and West Generator where the focus is to replicate the Smith Zone 10 success by targeting above the water table, near active development mineralization to facilitate a fast turnaround to mining.

•At Santa Elena, approximately 47,000 metres are planned with near mine drilling to continue testing the newly identified Silvanna vein in Santa Elena and infill drilling at the Ermitaño vein to convert Inferred Resources to Indicated Resources. Greenfield drilling at Santa Elena will focus on several targets within a 5-kilometre radius around the processing plant where the goal is to find a new mineralized vein. The Company is also planning to return to the Los Hernandez property, nearby to the Las Chispas mine, to test updated targets and projections of mineralized structures.
•Finally, at La Encantada the Company has planned approximately 8,000 metres to continue searching for a new mineralized breccia body as well as extend and de-risk some of the known veins and vein systems.

First Majestic Silver Corp. 2022 Annual Report	Page 11

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2022				2021
PRODUCTION HIGHLIGHTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2(2)	Q1
Ore processed/tonnes milled
San Dimas	210,108	185,126	197,102	195,300	206,738	214,205	202,382	199,466
Santa Elena	207,188	214,387	228,487	201,911	224,459	234,862	234,381	185,358
La Encantada	254,766	255,945	264,555	249,906	268,239	263,645	242,839	229,421
Jerritt Canyon	179,502	181,056	213,647	230,001	256,374	230,415	146,611	—
Consolidated	851,564	836,514	903,791	877,118	955,810	943,126	826,213	614,245

Silver equivalent ounces produced
San Dimas	3,054,098	3,776,124	3,046,664	3,080,940	4,015,346	3,422,032	3,176,725	2,910,946
Santa Elena	2,302,904	2,733,761	2,241,763	1,868,787	1,955,550	1,061,657	1,140,398	884,332
La Encantada	813,649	788,872	871,365	651,875	768,796	913,481	847,502	745,018
Jerritt Canyon	1,388,140	1,467,435	1,546,143	1,620,400	1,821,331	1,922,270	1,270,398	—
Consolidated	7,558,791	8,766,192	7,705,935	7,222,002	8,561,023	7,319,441	6,435,023	4,540,296

Silver ounces produced
San Dimas	1,392,506	1,649,002	1,527,465	1,632,117	2,174,353	1,888,371	1,868,031	1,716,143
Santa Elena	199,388	308,070	384,953	337,201	426,870	508,641	565,453	453,528
La Encantada	804,802	779,028	863,510	644,009	757,586	905,074	840,541	738,354
Consolidated	2,396,696	2,736,100	2,775,928	2,613,327	3,358,809	3,302,086	3,274,026	2,908,024

Gold ounces produced
San Dimas	20,257	23,675	18,354	18,528	23,795	20,767	19,227	17,448
Santa Elena	25,830	26,989	22,309	19,556	19,810	7,498	8,453	6,327
Jerritt Canyon	16,845	16,299	18,632	20,707	23,660	26,145	18,762	—
Consolidated	62,932	66,963	59,295	58,791	67,265	54,410	46,442	23,775

Cash cost per Ounce(1)
San Dimas (per AgEq Ounce)	$11.54	$8.25	$10.41	$9.41	$7.98	$8.29	$10.17	$10.00
Santa Elena (per AgEq Ounce)	$11.20	$10.37	$12.34	$12.96	$11.56	$17.09	$16.70	$20.18
La Encantada (per AgEq Ounce)	$15.48	$15.55	$14.09	$16.41	$14.51	$12.25	$13.66	$13.77
Jerritt Canyon (per Au Ounce)	$2,519	$2,767	$1,989	$2,120	$1,674	$1,735	$1,407	$—
Consolidated (per AgEq Ounce)	$15.36	$13.34	$14.12	$14.94	$12.32	$14.09	$13.89	$12.61

All-in sustaining cost per Ounce(1)
San Dimas (per AgEq Ounce)	$16.79	$10.97	$14.97	$12.98	$11.29	$11.58	$14.22	$14.31
Santa Elena (per AgEq Ounce)	$12.75	$12.29	$15.34	$16.31	$14.02	$21.10	$21.31	$25.66
La Encantada (per AgEq Ounce)	$19.39	$18.61	$16.65	$19.63	$19.41	$15.28	$15.97	$16.30
Jerritt Canyon (per Au Ounce)	$2,865	$3,317	$2,429	$2,488	$2,077	$2,286	$1,679	$—
Consolidated (per AgEq Ounce)	$20.69	$17.83	$19.91	$20.87	$17.26	$19.93	$19.42	$19.35

Production cost per tonne
San Dimas	$162.68	$161.41	$155.09	$143.66	$146.30	$128.67	$153.43	$140.29
Santa Elena	$114.29	$124.94	$109.50	$111.36	$93.78	$75.76	$79.17	$94.15
La Encantada	$47.69	$46.29	$44.58	$41.43	$39.70	$41.08	$45.71	$42.99
Jerritt Canyon	$233.39	$245.66	$169.16	$187.15	$151.23	$192.17	$177.30	$—
Consolidated	$131.41	$135.07	$114.55	$118.51	$105.37	$106.52	$104.94	$90.03
1) Effective January 1, 2021, the Company is reporting its cash costs and all-in sustaining costs on a per silver equivalent ("AgEq") ounce basis. Cash cost and AISC per AgEq Ounce for previous comparative periods were updated based on the new metric. See “Non-GAAP Measures” on pages 42 to 51 for further details on each measure and a reconciliation of non-GAAP to GAAP measures.
2) Jerritt Canyon quarterly production was from April 30, 2021 to June 30, 2021, or 62 days.

First Majestic Silver Corp. 2022 Annual Report	Page 12

Operating Results – Consolidated Operations

CONSOLIDATED	2022-Q4	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021-YTD	Change Q4 vs Q3	Change '22 vs '21

Ore processed/tonnes milled	851,564	836,514	903,791	877,118	3,468,987	3,339,394	2%	4%

Production
Silver ounces produced	2,396,696	2,736,100	2,775,928	2,613,327	10,522,051	12,842,945	(12%)	(18%)
Gold ounces produced	63,039	67,072	59,391	58,891	248,394	192,353	(6%)	29%
Silver equivalent ounces produced	7,558,791	8,766,192	7,705,935	7,222,002	31,252,920	26,855,783	(14%)	16%

Cost
Cash cost per AgEq Ounce	$15.36	$13.34	$14.12	$14.94	$14.39	$13.23	15%	9%
All-in sustaining costs per AgEq ounce	$20.69	$17.83	$19.91	$20.87	$19.74	$18.85	16%	5%
Total production cost per tonne	$131.41	$135.07	$114.55	$118.51	$124.64	$102.77	(3%)	21%

Underground development (m)	9,815	11,242	13,404	11,153	45,614	50,558	(13%)	(10%)
Exploration drilling (m)	16,086	80,370	76,444	75,225	248,123	227,845	(80%)	9%

Production
During the year, the Company produced 31.3 million silver equivalent ounces, consisting of 10.5 million ounces of silver and 248,394 ounces of gold, representing a decrease of 18% and an increase of 29% respectively, compared to the prior year. The decrease in silver production and increase in gold production was primarily due to lower-than-expected silver grades at San Dimas and prioritizing higher gold grade ores from the Ermitaño mine at Santa Elena.

Total production in the fourth quarter was 7.6 million silver equivalent ounces consisting of 2.4 million ounces of silver and 63,039 ounces of gold representing a 14% decrease when compared to the record production of 8.8 million AgEq ounces in the previous quarter. The production decrease was primarily due to lower production at San Dimas and Santa Elena, partially offset by higher gold production at Jerritt Canyon and higher silver production at La Encantada. During the quarter, AgEq production at San Dimas decreased 19% compared to the prior quarter, as a result of lower ore grades and higher dilution, combined with maintenance issues in the filtration plant during the month of December, which reduced planned throughput. Further, a 9% decrease in the AgEq conversion ratio compared to the prior quarter, contributed to a quarter-over-quarter decrease in the AgEq ounces produced.

Total ore processed amounted to 3.5 million tonnes during the year and 851,564 tonnes during the quarter, representing a 4% and 2% increase compared to the prior year and quarter, respectively. The Company completed the Dual Circuit project at the Santa Elena processing plant which includes an additional leaching tank, a fourth CCD thickener and the new 3,000 tpd tailings filter-press. Going forward, the Dual Circuit will be able to treat a higher volume of finer grind sized material which is expected to improve metallurgical recoveries, reduce moisture in the tailings and reduce material handling costs.

First Majestic Silver Corp. 2022 Annual Report	Page 13

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per AgEq ounce for the year was $14.39 per ounce, compared to $13.23 per ounce in the previous year. The increase in cash cost per AgEq ounce was primarily due to lower than expected production at Jerritt Canyon and lower production at San Dimas in addition to increased costs due to inflation. These decreases in production were primarily attributed to lower head grade at both Jerritt Canyon and San Dimas. The increase in costs were partially offset by increased production from the Santa Elena operation driven by higher-grade ore from the Ermitaño mine and cost savings measures implemented throughout the Company in an effort to combat the impact of inflationary pressures on costs.

Cash cost per AgEq ounce for the quarter was $15.36 per ounce, compared to $13.34 per ounce in the previous quarter. The increase in cash costs per AgEq ounce was primarily attributed to a decrease in gold and silver ore grades and AgEq ounces produced at San Dimas and Santa Elena. This was partially offset by lower cash costs per ounce at Jerritt Canyon during the quarter, driven by higher gold production as the completion of the rehabilitation and restart at the West Generator mine at Jerritt Canyon allowed for improved ore production as well as cost saving measures implemented throughout the Company in an effort to combat the higher costs due to inflation.

All-in Sustaining Cost per AgEq ounce in the year was $19.74 per ounce compared to $18.84 per ounce in the previous year. The increase in AISC per AgEq ounce was primarily attributed to higher cash costs.

All-in Sustaining Cost per AgEq ounce in the fourth quarter was $20.69 per ounce compared to $17.83 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to an increase in cash costs per AgEq ounce.

Management has developed a series of cost reduction initiatives across the organization to improve efficiencies, lower production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production which includes:

•Renegotiating certain contracts and reducing the use of external consultants;
•Restructuring to optimize workforce and reduce labour costs;
•Optimizing use of reagent consumption;
•Conversion to LNG power versus diesel power with long-term contracts;
•Increasing metal production at Santa Elena by leveraging the higher grade of the Ermitaño ore while exploration activities continue in the Santa Elena mine to better define mineralized structures like Silvanna;
•Completing the Dual Circuit project at Santa Elena to improve metal recovery rates and allow higher plant throughput;
•Improving dilution controls at San Dimas and prioritizing long hole stoping of the Jessica and Regina veins which is expected to improve ore grade and production and continue developing the Perez vein;
•Continue developing the newly identified Zone 10 in the Smith mine and increasing throughput from the rehabilitation and restart of the West Generator and Saval II mines at Jerritt Canyon which is expected to increase ore volume and improve ore grades while reducing the planned maintenance downtime at the plant; and
•Advancing mining at La Encantada towards the Ojuelas and Beca-Zone orebodies to extract higher-grade ores.

Development and Exploration
During the year, the Company completed 45,614 metres of underground development and 248,123 metres of exploration drilling, compared to 50,558 metres and 227,845 metres, respectively, in the previous year.

During the quarter, the Company completed 9,815 metres of underground development and 16,086 metres of exploration drilling, compared to 11,242 metres and 80,370 metres, respectively, in the previous quarter. Throughout the quarter a total of 10 drill rigs were active consisting of four rigs at San Dimas, two rigs at Jerritt Canyon, three rigs at Santa Elena and one rig at La Encantada.

First Majestic Silver Corp. 2022 Annual Report	Page 14

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver and gold mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2022-Q4	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021 YTD	Change Q4 vs Q3	Change '22 vs '21

Total ore processed/tonnes milled	210,108	185,126	197,102	195,300	787,636	822,791	13%	(4%)
Average silver grade (g/t)	220	289	257	282	261	305	(24%)	(14%)
Average gold grade (g/t)	3.12	4.10	3.01	3.09	3.31	3.19	(24%)	4%
Silver recovery (%)	94%	96%	94%	92%	94%	95%	(2%)	(1%)
Gold recovery (%)	96%	97%	96%	96%	96%	96%	(1%)	0%

Production
Silver ounces produced	1,392,506	1,649,002	1,527,465	1,632,117	6,201,090	7,646,898	(16%)	(19%)
Gold ounces produced	20,257	23,675	18,354	18,528	80,814	81,237	(14%)	(1%)
Silver equivalent ounces produced	3,054,098	3,776,124	3,046,664	3,080,940	12,957,826	13,525,049	(19%)	(4%)

Cost
Cash cost per AgEq Ounce	$11.54	$8.25	$10.41	$9.41	$9.81	$9.01	40%	9%
All-In sustaining costs per AgEq Ounce	$16.79	$10.97	$14.97	$12.98	$13.76	$12.70	53%	8%
Total production cost per tonne	$162.68	$161.41	$155.09	$143.66	$155.76	$142.00	1%	10%

Underground development (m)	4,451	4,209	5,856	6,005	20,521	25,220	6%	(19%)
Exploration drilling (m)	8,799	14,292	22,356	19,344	64,791	99,825	(38%)	(35%)

2022 vs. 2021

In 2022, San Dimas produced 6,201,090 ounces of silver and 80,814 ounces of gold for a total production of 12,957,826 silver equivalent ounces, a 4% decrease compared to 13,525,049 silver equivalent ounces in 2021. The mill processed a total of 787,636 tonnes, a 4% decrease compared to 822,791 tonnes processed in the previous year.

During the year, silver and gold grades averaged 261 g/t and 3.31 g/t, respectively, compared to 305 g/t and 3.19 g/t in the previous year. Silver recoveries averaged 94% compared to 95% in 2021, while gold recoveries averaged 96%, which was consistent with 2021. Silver and gold grades were lower in 2022 compared to 2021 due to higher dilution from the long hole stopes in the Jessica Vein during the first half of the year. The Company has developed a series of initiatives in San Dimas to improve dilution controls and prioritizing long hole stoping of the Jessica and Regina veins to improve ore grade and production.

During the year, cash cost per AgEq ounce averaged $9.81 compared to $9.01 per ounce in 2021. AISC averaged $13.76 per ounce in 2022 compared to $12.70 per ounce in 2021. The increase in cash costs and AISC during the year was primarily due to a 4% decrease in silver equivalent ounces produced.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPM") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio

First Majestic Silver Corp. 2022 Annual Report	Page 15

would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at December 31, 2022 was 70:1. During the year ended December 31, 2022, the Company delivered 41,841 ounces (2021 - 48,015 ounces) of gold to WPM at $623 per ounce (2021 - $617 per ounce).

During the year, a total of 20,521 metres of underground development and 64,791 metres of exploration drilling were completed compared to 25,220 metres and 99,825 metres, respectively, in the prior year.

2022 Q4 vs. 2022 Q3

During the fourth quarter, San Dimas produced 3,054,098 silver equivalent ounces consisting of 1,392,506 ounces of silver and 20,257 ounces of gold, representing decreases of 16% and 14%, respectively, when compared to the prior quarter.

The mill processed a total of 210,108 tonnes of ore with average silver and gold grades of 220 g/t and 3.12 g/t, respectively, compared to 185,126 tonnes milled with average silver and gold grades of 289 g/t and 4.10 g/t, in the previous quarter. Silver and gold grades were lower in the fourth quarter primarily due to the processing of lower grade development ores from the Perez vein and higher tonnages from underground areas with challenging ground conditions within the Jessica and Regina veins in the Noche Buena area.

Silver and gold recoveries averaged 94% and 96%, respectively, compared to 96% and 97% in the prior quarter.

The Central Block and Sinaloa Graben areas contributed approximately 75% and 25%, respectively, of the total production during the quarter.

In the fourth quarter, cash cost per AgEq ounce was $11.54 per ounce compared to $8.25 per ounce in the prior quarter. The increase in cash costs during the quarter was primarily due to a 19% decrease in silver equivalent ounces produced, which was partially offset by lower operating expenses during the quarter.

AISC per AgEq ounce for the quarter was $16.79 per ounce compared to $10.97 per ounce in the prior quarter. The increase was primarily due to an increase in cash costs per AgEq ounce along with an increase in worker participation costs in the fourth quarter of the year.

A total of 4,451 metres of underground development was completed in the fourth quarter, compared to 4,209 metres in the prior quarter. During the fourth quarter, a total of four underground drill rigs were active on the property and completed 8,799 metres of exploration drilling compared to 14,292 metres in the prior quarter.

First Majestic Silver Corp. 2022 Annual Report	Page 16

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves. The Company owns 100% of the Santa Elena mine including mining concessions totaling over 102,244 hectares.

SANTA ELENA	2022-Q4	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021-YTD	Change Q4 vs Q3	Change '22 vs '21

Total ore processed/tonnes milled	207,188	214,387	228,487	201,911	851,973	879,060	(3%)	(3%)
Average silver grade (g/t)	47	62	67	69	61	77	(24%)	(21%)
Average gold grade (g/t)	4.33	4.26	3.26	3.18	3.75	1.58	2%	137%
Silver recovery (%)	64%	72%	78%	76%	73%	90%	(11%)	(19%)
Gold recovery (%)	90%	92%	93%	95%	92%	94%	(2%)	(2%)

Production
Silver ounces produced	199,388	308,070	384,953	337,201	1,229,612	1,954,492	(35%)	(37%)
Gold ounces produced	25,830	26,989	22,309	19,556	94,684	42,088	(4%)	125%
Silver equivalent ounces produced	2,302,904	2,733,761	2,241,763	1,868,787	9,147,215	5,041,937	(16%)	81%

Cost
Cash cost per AgEq Ounce	$11.20	$10.37	$12.34	$12.96	$11.59	$15.40	8%	(25%)
All-In sustaining costs per AgEq Ounce	$12.75	$12.29	$15.34	$16.31	$13.97	$19.20	4%	(27%)
Total production cost per tonne	$114.29	$124.94	$109.50	$111.36	$114.99	$85.15	(9%)	35%

Underground development (m)	2,299	3,201	4,381	3,043	12,924	18,119	(28%)	(29%)
Exploration drilling (m)	2,232	8,438	19,079	13,241	42,990	63,977	(74%)	(33%)

2022 vs. 2021

In 2022, Santa Elena produced 1,229,612 ounces of silver and 94,684 ounces of gold for a total production of 9,147,215 AgEq ounces, a 81% increase compared to 5,041,937 AgEq ounces in 2021. The mill processed a total of 851,973 tonnes of ore compared to 879,060 tonnes in the previous year, representing a 3% decrease compared to 2021. Overall metal production in 2022 increased compared to the prior year primary due to ore from the Ermitaño mine contributing more than 60% of the 2022 plant feed, as the Ermitaño mine went into production in the fourth quarter of 2021.

Silver and gold grades from Santa Elena averaged 61 g/t and 3.75 g/t, respectively, compared to 77 g/t and 1.58 g/t in the previous year as higher volume of ore was processed from the Ermitaño mine which contains lower silver grades but much higher gold grades than ore from other deposits at Santa Elena. Silver recoveries decreased from 90% in 2021 to 73% in 2022 while gold recoveries decreased from 94% to 92% in the current year. The Company completed the dual-circuit project at the Santa Elena processing plant during the fourth quarter which includes an additional leaching tank, a fourth CCD thickener and the new 3,000 tpd tailings filter-press. Going forward, the Dual Circuit will be able to treat higher volumes of finer grind sized material which is expected to improve metallurgical recoveries, reduce moisture in the tailings and reduce material handling costs.

During the year, the Company successfully expanded Santa Elena’s liquid natural gas (“LNG”) powerplant from 12 MW to 24 MW to supply lower-cost and cleaner power to the Ermitaño mine. The connection, which joined Ermitaño to Santa Elena's LNG powerplant was completed in September allowing the mine to run on 100% LNG power for the first time and eliminated the use of temporary diesel generators.

During the year, cash cost per AgEq ounce averaged $11.59 compared to $15.40 per ounce in 2021, representing a decrease of 25% while AISC averaged $13.97 per AgEq ounce compared to $19.20 per AgEq ounce in the previous year, a decrease of 27%. The decrease in cash costs and AISC was primarily attributed to an 81% increase in AgEq ounces produced compared

First Majestic Silver Corp. 2022 Annual Report	Page 17

to the previous year, along with cost savings measures implemented in an effort to combat the impact of inflationary pressures on costs.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the year ended December 31, 2022, the Company delivered 2,433 ounces of gold (2021 - 5,327 ounces) to Sandstorm at an average price of $472 per ounce (2021 - $467 per ounce).

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter return ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. During the year ended December 31, 2022, the Company has incurred $5.8 million (December 31, 2021 - $1 million) in NSR payments from the production of Ermitaño.

During the year, a total of 12,924 metres of underground development and 42,990 metres of exploration drilling were completed compared to 18,119 metres of underground development and 63,977 metres of exploration drilling in the prior year.

2022 Q4 vs. 2022 Q3

During the fourth quarter, Santa Elena produced 2,302,904 AgEq ounces consisting of 199,388 ounces of silver and 25,830 ounces of gold representing a 35% decrease in silver ounces and a 4% decrease in gold ounces when compared to the prior quarter. The decrease in silver production was primarily due to processing a higher percentage of ore from the Ermitaño mine with higher gold grades than the Santa Elena mine.

The mill processed 207,188 tonnes of ore during the quarter consisting of 41,953 tonnes (20% of total) from Santa Elena and 165,235 tonnes (80% of total) from Ermitaño, compared to 214,387 tonnes in the prior quarter.

Silver and gold grades from Santa Elena averaged 47 g/t and 4.33 g/t, respectively, compared to 62 g/t and 4.26 g/t in the previous quarter.

Silver and gold recoveries in the fourth quarter averaged 64% and 90%, respectively, compared to 72% and 92%, respectively, in the prior quarter. The Company completed the dual-circuit project at the Santa Elena processing plant which includes an additional leaching tank, a fourth CCD thickener and the new 3,000 tpd tailings filter-press. Going forward, the Dual Circuit will be able to treat finer grind sized material which is expected to improve metallurgical recoveries, reduce moisture in the tailings and reduce material handling costs.
Cash cost per AgEq ounce in the fourth quarter was $11.20 per ounce compared to $10.37 per ounce in the previous quarter. The increase in cash cost was primarily attributed to a 16% decrease in AgEq ounces produced compared to the previous quarter.

AISC per AgEq ounce for the quarter was $12.75 per ounce compared to $12.29 per ounce in the prior quarter. The increase in AISC was primarily driven by the increase in cash costs per AgEq ounce.

In October 2022, the Santa Elena operation has been awarded the prestigious “Silver Helmet Award” in the category of “Underground Mining of More Than 500 Workers” by the Mining Chamber of Mexico for its outstanding performance in occupational safety and health. The distinguished annual award of excellence is only awarded to a select handful of miners in Mexico.

In the fourth quarter, Santa Elena completed a total of 2,299 metres of underground development, compared to 3,201 metres in the previous quarter. A total of three drill rigs consisting of two surface rigs and one underground rig, were active at the end of the quarter, completing 2,232 metres of exploration drilling compared to 8,438 metres in the prior quarter.

First Majestic Silver Corp. 2022 Annual Report	Page 18

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2022-Q4	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021-YTD	Change Q4 vs Q3	Change '22 vs '21

Ore processed/tonnes milled	254,766	255,945	264,555	249,906	1,025,172	1,004,144	0%	2%
Average silver grade (g/t)	120	121	141	108	123	130	0%	(5%)
Silver recovery (%)	82%	78%	72%	74%	76%	77%	4%	(1%)

Production
Silver ounces produced	804,802	779,028	863,510	644,009	3,091,349	3,241,555	3%	(5%)
Gold ounces produced	107	109	96	100	413	460	(2%)	(10%)
Silver equivalent ounces produced	813,649	788,872	871,365	651,875	3,125,761	3,274,798	3%	(5%)

Cost
Cash cost per AgEq Ounce	$15.48	$15.55	$14.09	$16.41	$15.30	$13.49	0%	13%
All-In sustaining costs per AgEq Ounce	$19.39	$18.61	$16.65	$19.63	$18.48	$16.66	4%	11%
Total production cost per tonne	$47.69	$46.29	$44.58	$41.43	$45.01	$42.25	3%	7%

Underground development (m)	903	552	590	510	2,555	3,304	64%	(23%)
Exploration drilling (m)	870	3,926	3,942	1,284	10,020	15,373	(78%)	(35%)

2022 vs. 2021

In 2022, La Encantada produced 3,091,349 ounces of silver and 413 ounces of gold for a total of 3,125,761 AgEq ounces, a decrease of 5% compared to 3,274,798 AgEq ounces in 2021. The decrease was primarily due to a 5% decrease in silver head grade and a 1% decrease in silver recovery, partially offset by a 2% increase in tonnes milled.

Silver recoveries averaged 76% during the year, compared to 77% in 2021. Silver grades during the year averaged 123 g/t, a decrease of 5% compared to 130 g/t in 2021. The Company began processing development ores from the Beca-Zone orebody in the fourth quarter and expects to begin stope production to access higher grade ore in the second quarter of 2023.

During the year, cash cost per AgEq ounce averaged $15.30 compared to $13.49 per ounce in 2021, and AISC averaged $18.48 per ounce in 2022 compared to $16.66 per ounce in 2021. The increase in cash costs per AgEq ounce during the year was primarily due to the 5% decrease in silver equivalent ounces produced driven by a 5% decrease in recovery. The increase in AISC per AgEq ounce for the year was due to higher cash costs incurred during the year.

A total of 2,555 metres of underground development and 10,020 metres of exploration drilling were completed in 2022 compared to 3,304 metres of underground development and 15,373 metres of exploration drilling in the prior year.

On November 28, 2022, the Company announced that it had agreed to sell a portfolio of royalty interests to Metalla Royalty & Streaming Ltd. ("Metalla") in exchange for common shares of Metalla having an aggregate value of US$20 million. The royalty portfolio includes a 100% gross value royalty ("GVR") on gold produced at the La Encantada Silver Mine. The GVR is limited to the first 1,000 ounces of gold produced at La Encantada annually. Pursuant to the GVR, the Company has agreed to pay Metalla an amount equal to the fair market value of the first 1,000 ounces of gold produced from La Encantada each year (determined using the average London Bullion Market Association's LBMA Gold Price during the applicable payment

First Majestic Silver Corp. 2022 Annual Report	Page 19

period) less the amount of any refining costs, which may not exceed 5% of the fair market value of the gold. The transaction completed on December 21, 2022 and, during the year ended December 31, 2022, the Company paid a total of $nil on account of the GVR (2021 - $nil).

2022 Q4 vs. 2022 Q3

During the quarter, La Encantada produced 804,802 silver ounces compared to 779,028 silver ounces in the previous quarter, representing a 3% increase in production primarily due to a 4% increase in silver recoveries.

The mill processed a total of 254,766 tonnes of ore with an average silver grade and recovery during the quarter of 120 g/t and 82%, respectively, compared to 255,945 tonnes, 121 g/t and 78%, respectively, in the previous quarter. The Company began processing development ores from the Beca-Zone orebody in the quarter and expects to begin stope production to access higher grade ore in the second quarter of 2023.

Cash cost per AgEq ounce for the quarter was $15.48, which was consistent with the prior quarter. AISC per AgEq ounce for the quarter was $19.39 per ounce compared to $18.61 per ounce in the previous quarter. The 4% increase in AISC per AgEq ounce during the quarter was primarily due to an increase in sustaining capital expenditures during the quarter.

During the quarter, one underground rig completed 870 metres of drilling compared to 3,926 metres in the previous quarter. A total of 903 metres of underground development was completed in the fourth quarter compared to 552 metres in the prior quarter.

First Majestic Silver Corp. 2022 Annual Report	Page 20

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold mine is an underground mine located in Northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine was purchased by the Company on April 30, 2021, and currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tonnes per day (“tpd”). The property consists of a large, under explored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2022-Q4	2022-Q3	2022-Q2	2022-Q1	2022-YTD	2021-YTD	Change Q4 vs Q3	Change '22 vs '21

Ore processed/tonnes milled	179,502	181,056	213,647	230,001	804,206	633,400	(1%)	27%
Average gold grade (g/t)	3.51	3.41	3.40	3.39	3.42	3.84	3%	(11%)
Gold recovery (%)	83%	82%	80%	83%	82%	84%	1%	(2%)

Production
Gold ounces produced	16,845	16,299	18,632	20,707	72,483	68,567	3%	6%
Silver equivalent ounces produced	1,388,140	1,467,435	1,546,143	1,620,400	6,022,118	5,013,999	(5%)	20%

Cost
Cash cost per Au Ounce	$2,519	$2,764	$1,989	$2,120	$2,326	$1,624	(9%)	43%
All-In sustaining costs per Au Ounce	$2,865	$3,314	$2,428	$2,488	$2,748	$2,048	(14%)	34%
Total production cost per tonne	$233.39	$245.66	$169.16	$187.15	$205.87	$172.20	(5%)	20%

Underground development (m)	2,162	3,280	2,577	1,595	9,614	3,915	(34%)	146%
Exploration drilling (m)	4,185	53,714	31,067	41,356	130,322	48,670	(92%)	168%

2022 vs. 2021

In 2022, Jerritt Canyon produced 72,483 ounces of gold, an increase of 3% compared to 68,567 gold ounces in 2021. Although production at Jerritt Canyon increased compared to the prior year, overall performance was lower than expected. This was primarily due to severe weather conditions during both the first and the fourth quarter of the year which significantly impacted ore haulage and delivery of ore to the plant. Furthermore, the processing plant experienced multiple maintenance issues throughout the year including a major failure in the oxygen plant, a 14-day shutdown for its annual maintenance overhaul of the dual roasters in September and a ball mill motor failure in the fourth quarter, in addition to weather related shutdowns in the fourth quarter. The Company has taken steps to improve reliability of the plant through improved maintenance planning and execution going forward.

The mill processed a total of 804,206 tonnes of ore compared to 633,400 in the previous year, with an average gold grade of 3.42 g/t, or a decrease of 11% compared to 3.84 g/t in 2021. Gold recoveries averaged 82% during the year, compared to 84% in 2021. The Company processed lower grade ore from SSX and surface material during the year which resulted in a decrease in grades compared to 2021.

To increase mine production, the Company completed the rehabilitation and restart of the West Generator and the Saval II mines in November which is now allowing for improved ore deliveries. In addition, the discovery and development of Smith Zone 10 and other recent exploration activities are expected to increase the development of new ore zones and fresh ore feed to the plant in 2023.

During the fourth quarter, an ore purchase agreement was signed with a third-party to provide up to 32,000 tonnes of sulphide gold ore by the end of 2023. Limited initial ore deliveries were received and processed in the month of December. Furthermore, improvements in blend optimization are expected to result in a reduction of coal consumption in the roasters due to the higher sulphur content of the purchased material.

During the year, cash cost per Au ounce averaged $2,326 per ounce, a 43% increase compared to $1,624 per ounce in 2021. AISC per Au ounce averaged $2,748 in 2022, a 34% increase compared to $2,048 per ounce in 2021. The increase in cash

First Majestic Silver Corp. 2022 Annual Report	Page 21

costs per Au ounce was due to lower-than-expected production during the year, driven by an 11% decrease in grade and a 2% decrease in recovery along with higher costs associated with energy, reagents, consumables and maintenance. The increase in AISC per Au ounce was primarily due to higher cash costs along with a 146% increase in sustaining development metres.

Cost reduction initiatives along with amended contracts with the main mining contractor has resulted in the transfer of control of mine planning, technical services, geology, mine engineering and ore controls in the SSX and Smith mines from the contractor to First Majestic which is expected to increase efficiencies and lower costs going forward.

Since the acquisition, First Majestic has been developing a long-term mine and exploration plan for the future of the operation. The Company has identified numerous projects that have been implemented or will be implemented which are expected to improve production, reduce costs at the mine and processing plant and environmental compliance, including:

1.Rebuild a Leadership Team and add technical expertise to the operation (Completed)
2.Complete the remodeling of all resources inclusive of all available drilling data and mapping (Completed)
3.Execute a roaster expansion capacity study for future growth (Completed)
4.Optimize the water treatment plant for mine dewatering prioritization (Completed)
5.Complete the lift upgrade for TSF2 (Completed)
6.Establish a Special Environmental Trust to manage the Reclamation and Closure of four waste rock stockpiles (Completed)
7.Complete a site-wide Environmental Audit (Completed)
8.Connect the two underground Smith and SSX producing mines with an underground development drift which will be used for future ore haulage and exploration activities (Completed)
9.Develop a mercury remediation plan for improved capture of off-gas from the roasters and refinery (Completed)
10.Obtain permits for potential pushbacks of past-producing open pits for future mill feed (Ongoing)
11.Test over 25 high-priority exploration targets, both near-mine and greenfield (Ongoing)
12.Evaluate and complete ore purchase opportunities with third parties to fill roaster excess capacity (Ongoing)
13.Optimize the underground mining plan and execution of mining with the mine contractors (Ongoing)
14.Develop additional ore resources from the West Gen and Saval II underground mines (Ongoing)
15.Converting to more efficient and lower cost long-hole stoping methods where practical (Ongoing)
16.Evaluate and competitively bid all major procurement contracts for services and consumables (Ongoing)
17.Evaluate the QA/QC processes on ore tonnage and grade reconciliation from mine to mill (Ongoing)

It should be noted that a number of the anticipated benefits from these modifications are not yet reflected in the forecasted operating results and are expected to materialize in the coming year.

A total of 9,614 metres of underground development and 130,322 metres of exploration drilling were completed in 2022 compared to 3,915 metres of underground development and 48,670 metres of exploration drilling in the prior year.
2022Q4 vs. 2022Q3

During the quarter, Jerritt Canyon produced 16,845 ounces of gold, representing a 3% increase compared to the prior quarter. The increase was primarily due to a 3% increase in gold grades offset by lower-than-expected throughput due to severe weather in December which significantly impacted ore haulage and deliveries from the SSX, Smith and West Generator mines. In addition, ore feed to the processing plant was limited by drying capacity of cold, frozen ore which impacted the conveying and crushing systems.

The mill processed a total of 179,502 tonnes with an average gold grade and recovery of 3.51 g/t and 83%, respectively, compared to 181,056 tonnes with an average grade and recovery of 3.41 g/t and 82%, respectively, in the prior quarter. In addition to weather related issues in the fourth quarter, the processing plant experienced multiple maintenance issues during the quarter including a ball mill motor failure which led to significant downtime.

First Majestic Silver Corp. 2022 Annual Report	Page 22

The Company completed the secondary escapeway in the West Generator mine in November which has resulted in improved ore deliveries and gold production. The Company expects ore volumes to continue to improve in the first half of 2023 as new development ore pods from the Smith Zone 10, West Generator and Saval II areas are processed at the mill. Cash cost per Au ounce for the quarter was $2,519 per ounce, a decrease of 9% compared to $2,764 in the prior quarter. This decrease in cash cost per ounce was primarily due to a 3% increase in production as restart of the West Generator mine allowed for improved production in the fourth quarter. AISC per Au ounce for the quarter was $2,865 per ounce, a decrease of 14%, compared to $3,314 per ounce in the prior quarter, primarily due to lower cash costs during the quarter.

During the quarter, two underground drill rigs completed a total of 4,185 exploration drilling metres and 2,162 metres of underground development compared to 3,280 metres and 53,714 metres, respectively, in the prior quarter.

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been placed on care and maintenance since September 2019.

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Golden Tag Resources Ltd. ("Golden Tag") to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 Golden Tag shares at a deemed price of $0.14 per share, having an aggregate value as of the date of the sale agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments payable in either cash or shares in Golden Tag. The Company has also agreed to purchase $2.7 million of Golden Tag securities in a future Golden Tag equity financing of up to CAD $9 million. Closing the transaction is pending and remains subject to customary closing conditions, including completion of such financing and receipt of all necessary regulatory approvals.

At December 31, 2022, the sale was considered highly probable; therefore, the assets of La Parrilla were classified as assets held for sale and presented separately under current assets. Immediately prior to the classification to assets held for sale, the carrying amount of La Parrilla was remeasured to its recoverable amount, being its FVLCD, based on the $20 million initial payment, and the first milestone payment of $2.7 million. During the year-ended December 31, 2022, the Company has recorded an impairment loss related to the La Parrilla assets of $9.6 million based on the recoverable amount implied by the asset purchase agreement.

Out of the impairment of $9.6 million related to La Parrilla, $5.7 million was allocated to depletable mining interest, $2.1 million was allocated to non-depletable mining interest with the remaining $1.7 million allocated to property, plant and equipment, resulting in an impairment of $9.6 million, net of a $nil adjustment to the deferred tax liability. The recoverable amount of La Parrilla, being its FVLCD, was $22.2 million, net of estimated transaction costs, based on the expected proceeds from the sale.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine has been placed on care and maintenance since January 2020.

First Majestic Silver Corp. 2022 Annual Report	Page 23

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to marginal economics and growing insecurity in the area. Due to continued insecurity in the area, the Company is requesting assistance from government authorities to secure the area and to ensure the mine and plant facilities are properly maintained while it is in care and maintenance.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018.

On May 24, 2022, the Company announced that it entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the the Company's subsidiary La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), which owns the La Guitarra Silver Mine for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre shares at a deemed price of $0.51 per share. The closing of the transaction is subject to customary closing conditions including approval of the Sierra Madre shareholders (which was obtained in December 2022), regulatory approval and that Sierra Madre raise a minimum of $7.7 million (CAD $10 million) in a private placement concurrent or prior to the sale.

On June 30, 2022, the sale was considered highly probable; therefore, the assets and liabilities of La Guitarra were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to asset and liabilities held for sale, the carrying amount of La Guitarra was remeasured to its recoverable amount, being its fair value less cost of disposal ("FVLCD"), based on the expected proceeds from the sale. At December 31, 2022, the sale continues to be considered highly probable; therefore the assets and liabilities are presented as assets and liabilities held for sale and presented separately under current assets and current liabilities. During the year-ended December 31, 2022, the Company has recorded a reversal of impairment loss related to the La Guitarra assets of $12.3 million based on the recoverable amount implied by the share purchase agreement.

Out of the impairment reversal of $12.3 million related to La Guitarra, $8.2 million was allocated to depletable mining interest, $1.0 million was allocated to non-depletable mining interest with the remaining $3.1 million allocated to property, plant and equipment, resulting in an impairment reversal of $8.0 million, net of a $4.4 million adjustment to the deferred tax liability. The recoverable amount of La Guitarra, being its FVLCD, was $34.9 million based on the expected proceeds from the sale.

First Majestic Silver Corp. 2022 Annual Report	Page 24

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.
Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

First Majestic Silver Corp. 2022 Annual Report	Page 25

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended December 31, 2022 and 2021 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2022	2021	Variance %

Revenues	$148,189	$204,876	(28%)	(1)
Mine operating costs
Cost of sales	126,148	121,236	4%	(2)
Depletion, depreciation and amortization	35,307	43,278	(18%)	(3)
	161,455	164,514	(2%)

Mine operating (loss) earnings	(13,266)	40,362	(133%)

General and administrative expenses	8,165	6,988	17%	(4)
Share-based payments	2,845	2,859	0%
Mine holding costs	2,645	2,485	6%
Gain on sale of royalty portfolio	(4,301)	—	(100%)	(5)
Reversal of impairment	4,934	—	100%	(6)
Acquisition costs	—	23	(100%)
Foreign exchange gain	(2,716)	(262)	NM
Operating (loss) earnings	(24,838)	28,269	(188%)
Investment and other (loss) income	(962)	736	NM	(7)
Finance costs	(5,662)	(9,077)	(38%)	(8)
(Loss) earnings before income taxes	(31,462)	19,928	NM
Current income tax expense	5,038	23,743	(79%)	(9)
Deferred income tax (recovery) expense	(19,681)	156	NM
Income tax (recovery) expense	(14,643)	23,899	(161%)	(9)
Net loss for the year	($16,819)	($3,971)	NM	(10)

Loss per share (basic and diluted)	($0.06)	($0.02)	200%	(10)

NM - Not meaningful

1.Revenues in the quarter decreased $56.7 million compared to the same quarter of the previous year primarily attributed to:
•a 25% decrease in payable silver equivalent ounces sold compared to the same quarter of the previous year which resulted in a decrease in revenues of $48.8 million. This was primarily due to a 37% decrease in silver grades at the San Dimas mine along with a 24% decrease in production at the Jerritt Canyon mine due to lower than expected grades and severe weather in December which significantly impacted ore haulage and deliveries from the SSX and West Generator mines; and
•a decrease in realized silver price per ounce sold, which averaged $23.24 during the quarter compared to $24.18 per ounce in the fourth quarter of 2021, resulting in an $8.5 million decrease in revenues.
2.Cost of sales in the quarter increased $4.9 million compared to the same quarter of the previous year primarily due to:
•an increase in labour, consumables, energy, insurance and maintenance costs due to inflationary pressures during the year, which led to an increase in cost of sales of $11.3 million compared to the same quarter of 2021;
•an increase in worker participation costs in Mexico of $2.1 million; and
•a stronger Mexican Peso against the U.S. Dollar, which averaged 5% higher compared to the same period of 2021.

First Majestic Silver Corp. 2022 Annual Report	Page 26

Partially offset by:
•an $8.5 million decrease in change in inventory expense compared to the same quarter of 2021. This was primarily due to the sale of 1.4 million silver ounces of inventory in the fourth quarter of 2021, that was withheld as inventory during the third quarter of 2021.
3.Depletion, depreciation and amortization in the quarter decreased $8.0 million compared to the same quarter of the previous year, primarily as a result of:
•a decrease of $1.8 million related to depletion at the San Dimas, Santa Elena and La Encantada mines due to a decrease in depletable reserves and resources and lower production from San Dimas in the current quarter, which was partially offset by higher depreciation due to the addition of new equipment including the LNG facility at Santa Elena; and
•a decrease of $6.3 million related to lower depletion at the Jerritt Canyon Gold mine due to a lower depletable balance following the finalization of the purchase price allocation in the fourth quarter of 2021.
4. General and administrative expenses increased by $1.2 million compared to the same quarter of 2021, primarily due to growth initiatives from the addition of Jerritt Canyon as well as an increase in salaries, legal and audit fees compared to the same quarter of 2021. During the quarter, the Company has recorded non-recurring severance costs of $2.1 million relating to restructuring efforts to optimize the workforce.
5. Gain on sale of royalty portfolio for the quarter increased by $4.3 million compared to the fourth quarter of the prior year. The gain was related to the sale of a portfolio of royalty interests to Metalla Royalty & Streaming Ltd. ("Metalla"), for a total consideration of 4,168,056 Metalla shares with a fair value of $21.5 million based on a share price of $5.16 on the date of closing.
6. Reversal of impairment for the quarter increased by $4.9 million compared to the fourth quarter of the prior year, attributed to the announcement of the sale of the La Guitarra and the La Parrilla mines in Mexico. At December 31, 2022, the sales were considered highly probable; therefore, the assets and liabilities were classified as assets and liabilities held-for-sale based on its recoverable amount, being its fair value less cost of disposal. During the fourth quarter, the Company recorded a reversal of impairment loss related to the La Guitarra asset of $4.7 million, along with a $9.6 million impairment loss related to La Parrilla, based on the recoverable amount implied by the purchase agreements.
7. Investment and other income for the quarter decreased by $1.7 million compared to the fourth quarter of the prior year, primarily due to an unrealized loss of $3.6 million in the current quarter on the Company's silver futures, compared to an unrealized loss on the Company's silver futures of $0.1 million in the same quarter of the prior year. This was partially offset by interest income of $2.2 million, compared to $0.4 million in the same quarter of the prior year.
8. Finance costs in the quarter decreased by $3.4 million compared to the fourth quarter of the prior year primarily due to a loss of $4.6 million on the settlement of the Company's 2018 senior convertible notes, which was recorded in the fourth quarter of 2021. This was partially offset by an increase in the accretion expense for decommissioning liabilities resulting from changes in the asset retirement obligations as well as an increase in interest expense as a result of drawn down amounts from the revolving credit facility during the quarter.
9. During the quarter, the Company recorded an income tax recovery of $14.6 million compared to an expense of $23.9 million in the fourth quarter of 2021. The decrease in income tax expense was primarily due to an increase in the non-deductible expense, changes in valuations allowance, the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances and timing differences on the deductibility of capital expenditures for tax and accounting purposes.
10. As a result of the foregoing, net loss for the quarter was $16.8 million (EPS of ($0.06)) compared to a net loss of $4.0 million (EPS of ($0.02)) in the same quarter of the prior year.

First Majestic Silver Corp. 2022 Annual Report	Page 27

For the years ended December 31, 2022, 2021, and 2020 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2022	2021	2020	'22 vs '21

Revenues	$624,221	$584,117	$363,876	7%	(1)
Mine operating costs
Cost of sales	471,687	366,085	194,305	29%	(2)
Cost of sales - standby costs	—	—	10,112	0%
Depletion, depreciation and amortization	135,782	116,613	54,405	16%	(3)
	607,469	482,698	258,822	26%

Mine operating earnings	16,752	101,419	105,054	(83%)

General and administrative	36,372	27,063	24,855	34%	(4)
Share-based payments	13,958	12,290	8,255	14%	(5)
Reversal of impairment	(2,651)	—	—	(100%)	(6)
Acquisition costs	—	1,973	—	(100%)	(7)
Mine holding costs	11,930	12,056	21,583	(1%)
(Gain) loss on divestitures	(4,301)	—	3,685	(100%)	(8)
Foreign exchange loss (gain)	637	(1,165)	6,319	(155%)
Operating (loss) earnings	(39,193)	49,202	40,357	(180%)
Fair value adjustment on foreign currency derivatives	—	—	(982)	0%
Investment and other (loss) income	(1,888)	(2,948)	5,127	(36%)	(9)
Finance costs	(20,323)	(21,004)	(14,773)	(3%)
(Loss) earnings before income taxes	(61,404)	25,250	29,729	NM
Current income tax expense	56,250	49,283	9,966	14%
Deferred income tax recovery	(3,378)	(19,110)	(3,324)	(82%)	(10)
Income tax expense	52,872	30,173	6,642	75%	(10)
Net (loss) income for the year	($114,276)	($4,923)	$23,087	NM	(11)

(Loss) earnings per common share
Basic and diluted	($0.43)	($0.02)	$0.11	NM	(11)

NM - Not meaningful
1.Revenues in the year ended December 31, 2022 increased $40.1 million or 7% compared to the previous year, primarily attributed to:
•$115.7 million increase due to a 17% increase in payable silver equivalent ounces sold compared to the prior year. This was mainly attributed to increased production at Santa Elena due to a full year of commercial production at the Ermitaño mine which achieved commercial production in the fourth quarter of 2021.
Partially offset by:
•$76.0 million decrease due to an 11% decrease in realized silver price per ounce sold, which averaged $22.49 compared to $25.16 in the prior year.
2.Cost of sales in the year increased $105.6 million or 29% compared to 2021 as a result of the following factors:
•a $56.0 million increase due to the addition of the Jerritt Canyon mine;
•an increase of $29.7 million at the Santa Elena mine due to the additional ore tonnage processed from the Ermitaño mine which was added in the fourth quarter of 2021;
•$3.1 million in abnormal costs that were incurred as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform mandated air compliance test work at the Jerritt Canyon Gold mine during the second quarter of 2022; and

First Majestic Silver Corp. 2022 Annual Report	Page 28

•an increase in consumables, materials, energy and other costs including insurance, lab work, and service costs, partially due to inflationary pressures during the year.
3.Depletion, depreciation and amortization in the year increased $19.2 million or 16% compared to the previous year primarily as a result of $12.8 million increase from the Mexican operations due to an increase in throughput, higher mining interest and property plant and equipment balances during the year and a $5.7 million increase from a full year of results from Jerritt Canyon Gold mine, compared to eight months in 2021.
4.General and administrative expense in the year increased $9.3 million or 34% compared to the prior year, primarily attributed to an increase in legal and audit fees during the year, higher costs to support growth initiatives from the addition of Jerritt Canyon, as well as an increase in employee salaries due to a higher headcount and higher benefits including the annual incentive compensation. During the year, the Company has recorded non-recurring severance costs of $2.7 million relating to restructuring efforts to optimize the workforce.
5.Share based payments in the year increased $1.7 million primarily attributed to an increase in the fair value of the options granted, restricted and performance share units granted during the year as well as the introduction of the deferred share units compensation for the independent directors.
6.Reversal of impairment increased by $2.7 million compared to the prior year, attributed to the announcement of the sale of the La Guitarra and La Parrilla mines in Mexico. At December 31, 2022, the sales were considered highly probable; therefore, the assets and liabilities were classified as assets and liabilities held-for-sale based on its recoverable amount, being its fair value less cost of disposal. During the year, the Company recorded a reversal of impairment loss related to the La Guitarra asset of $12.3 million, offset by a $9.6 million impairment loss related to La Parrilla, based on the recoverable amount implied by the purchase agreements.
7.Acquisition costs of $2.0 million in 2021 relates to due diligence costs and closing fees incurred in connection with the acquisition of the Jerritt Canyon Gold mine which closed on April 30, 2021.
8.Gain on sale of royalty portfolio for the year increased by $4.3 million compared to the prior year. This gain was related to the sale of a portfolio of royalty interests to Metalla, for total consideration of 4,168,056 Metalla shares with a fair value of $21.5 million based on a share price of $5.16 on the date of closing
9.During the year ended December 31, 2022, the Company recorded an income tax expense of $52.9 million, compared to $30.2 million in 2021. During the year, following the completion of tax audits, conclusive agreements with the SAT were signed by Corporación First Majestic S.A. de C.V. (“CFM”) and First Majestic Plata S.A. de C.V. ("FMP") through Mexico’s Office of the Taxpayer Ombudsman (“PRODECON”) to settle an uncertain tax position concerning Mexican back-to-back loan provisions. The provisions were originally conceived from an anti-avoidance rule and a literal interpretation of the rules would convert most debt financing in Mexico into back-to-back loans. The back-to-back loan provisions establish that interest expense derived from back-to-back loans can be recharacterized as dividends resulting in significant changes to the tax treatment of interest, including withholding taxes. As a result of this recharacterization and in accordance with the conclusive agreement, CFM and FMP made one-time payments of approximately $21.3 million and $6.3 million in fiscal 2022 which have been recognized as current tax expense during the year. In addition to the payment made, CFM agreed to surrender certain tax loss carry forwards resulting in a deferred tax expense of approximately $55.7 million.
10.As a result of the foregoing, net loss for the year ended December 31, 2022 was $114.3 million (EPS of ($0.43)), compared to the net loss of $4.9 million (EPS of ($0.02)) in the prior year.

First Majestic Silver Corp. 2022 Annual Report	Page 29

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2022				2021
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$148,189	$159,751	$159,443	$156,838	$204,876	$124,646	$154,073	$100,522
Cost of sales	$126,148	$120,707	$113,619	$111,213	$121,236	$92,006	$95,782	$57,061
Depletion, depreciation and amortization	$35,307	$35,707	$34,212	$30,556	$43,278	$29,122	$28,868	$15,345
Mine operating (loss) earnings	($13,266)	$3,337	$11,612	$15,069	$40,362	$3,518	$29,423	$28,116
Net (loss) earnings after tax	($16,819)	($20,692)	($84,050)	$7,285	($3,971)	($18,406)	$15,599	$1,855
(Loss) earnings per share - basic	($0.06)	($0.08)	($0.32)	$0.03	($0.02)	($0.07)	$0.06	$0.01
(Loss) earnings per share - diluted	($0.06)	($0.08)	($0.32)	$0.03	($0.02)	($0.07)	$0.06	$0.01

During the fourth quarter of 2022, mine operating loss was $13.3 million compared to earnings of $3.3 million in the previous quarter primarily attributed to a decrease in payable silver equivalent ounces sold resulting from a 19% and 16% decrease in production at San Dimas and Santa Elena, respectively. This was partially offset by a higher realized silver price of $23.24 compared to $19.74 in the prior quarter. The net loss for the quarter was $16.8 million compared to the net loss of $20.7 million in the prior quarter primarily attributed a decrease in revenues of 7%, higher cost of sales of 5% and an impairment loss of $4.9 million. This impairment loss was primarily attributed to the classification of La Parrilla as an asset-held-for sale during the quarter. Finally, there was an income tax recovery of $14.6 million compared to an income tax expense of $0.5 million in the previous quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2022, the Company had cash and cash equivalents of $151.4 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $1.4 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at December 31, 2022 was $202.9 million compared to $224.4 million at December 31, 2021. Total available liquidity at December 31, 2022 was $277.9 million, including working capital and $75.0 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the year:

	Year Ended December 31,
	2022	2021
Cash flow
Cash generated by operating activities	$18,988	$68,723
Cash used in investing activities	(213,797)	(180,753)
Cash generated by financing activities	113,886	111,817
Decrease in cash and cash equivalents	($80,923)	($213)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(346)	(439)
Cash and cash equivalent reclassified as held for sale	(5,219)	—
Cash and cash equivalents, beginning of the year	237,926	238,578
Cash and cash equivalents, end of year	$151,438	$237,926

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2022 are summarized as follows:

First Majestic Silver Corp. 2022 Annual Report	Page 30

•Cash generated by operating activities of $19.0 million, primarily due to:
•$109.4 million in cash flows from operating activities before movements in working capital and taxes;
net of:
•$62.7 million in income taxes paid during the period; and
•$27.7 million net change in non-cash working capital items during the period, including a $22.7 million decrease in trade payables primarily due to the release of $12.6 million held in escrow for the acquisition of Jerritt Canyon and annual profit sharing payments made in Mexico during the second quarter, $4.4 million decrease in income taxes payable, a $3.4 million increase in inventories, a $0.9 million increase in trade and other receivables partially offset by a $1.7 million decrease in value added tax ("VAT") receivables, and $2.4 million decrease in restricted cash.

•Cash used in investing activities of $213.8 million, primarily related to:
•$158.0 million spent on mine development and exploration activities;
•$59.7 million spent on purchase of property, plant and equipment;
•$1.7 million spent on the purchase of marketable securities;
•$1.1 million spent on deposits on non-current assets;
net of:
•$4.0 million of net proceeds from the settlement of derivatives; and
•$2.7 million of net proceeds from the disposal of marketable securities.
•Cash provided by financing activities of $113.9 million, primarily consists of the following:
•$113.4 million of net proceeds from the issuance of shares through the ATM;
•$50.0 million of proceeds from the revolving credit facility;
•$4.7 million of net proceeds from the exercise of stock options;
net of:
•$30.0 million for repayments towards the revolving credit facility;
•$13.5 million for repayment of lease obligations;
•$6.9 million for the payment of dividends during the year; and
•$3.2 million payment of financing costs.

During the year ended December 31, 2022, the Company received $56.0 million (1,084.2 million MXN) related to value added tax filings. In connection with the Primero Empresa Minera, S.A. de C.V. ("PEM") tax ruling, the tax authority has frozen a PEM bank account with cumulative funds of $79.1 million as a guarantee against certain disputed tax assessments which are currently held within the Company's restricted cash accounts. This balance consists of VAT refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with SAT's position and is challenging the freezing of the bank account through the relevant legal channels.
During the year, cash bonds held with the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service (“USFS”) were replaced with surety bonds to fund ongoing reclamation and mine closure obligations, with a $5 million letter of credit provided as collateral for these bonds (Note 21). These funds were previously classified as non-current restricted cash until returned to the Company by the NDEP and USFS. During the third quarter of 2022, the NDEP and USFS have returned the cash bonds totaling $44.1 million and these amounts have been re-classified to cash and cash equivalents as at December 31, 2022. Additionally, on November 2, 2021, the Company executed an agreement with the NDEP relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. During the year, the Company funded $17.7 million into a trust; these amounts are included within non-current restricted cash as at December 31, 2022.

First Majestic Silver Corp. 2022 Annual Report	Page 31

Reconciliation on Use of Proceeds from ATM Programs
At-the-Market Distributions ("ATM") Programs
During the year ended December 31, 2022, the Company sold 11,869,145 common shares under the ATM programs at an average price of $9.80 per common share for gross proceeds of $116.3 million, or net proceeds of $113.4 million after costs. The use of proceeds from the amount raised in the current year is reconciled as follows:

Gross Proceeds:	$116,325

Use of Proceeds:
Mine development	60,779
General working capital:
NDEP Trust for post-closure water treatment	17,600
Settlement of tax disputes	27,640
Other	4,437
Mine exploration	2,939
Offering expenses	2,930
$116,325
Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2022 and December 31, 2021, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at December 31, 2022, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$115,120	$115,120	$—	$—	$—
Debt facilities	254,838	1,847	22,955	230,036	—
Lease liabilities	41,896	13,966	21,337	5,668	925
Other liabilities	6,956	—	—	—	6,956
Purchase obligations and commitments	1,355	1,355	—	—	—
	$420,165	$132,288	$44,292	$235,704	$7,881

At December 31, 2022, the Company had a working capital of $202.9 million (2021 – $224.4 million) and total available liquidity of $277.9 million (2021 – $274.4 million), including $75.0 million (2021 - $50.0 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

First Majestic Silver Corp. 2022 Annual Report	Page 32

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2022, VAT receivable was $44.9 million (December 31, 2021 - $47.1 million), of which $21.6 million (December 31, 2021 - $22.2 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $17.7 million (December 31, 2021 - $22.0 million) relates to PEM.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	December 31, 2022
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$29,956	$—	$—	$3,365	($1,887)	$31,434	$3,143
Mexican peso	24,036	79,126	41,152	—	(55,629)	88,685	8,869
	$53,992	$79,126	$41,152	$3,365	($57,516)	$120,119	$12,012

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

First Majestic Silver Corp. 2022 Annual Report	Page 33

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		December 31, 2022
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$2,630	$859	$3,489
	$2,630	$859	$3,489

Political and Country Risk
First Majestic currently conducts foreign operations in México and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, the conflict between Russia and Ukraine, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recovery
There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rates assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be replicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises
Global financial conditions and the global economy in general have experienced, at various times in the past and potentially in the future, extreme volatility in response to economic shocks or other events, such as the concern with COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As of the date of this MD&A, the global spread of COVID‐19 appears to have stabilized. The Company has modified its measures to monitor, combat and manage the impact of COVID-19 at its operations. The Company also continues to provide sanitary support for the local communities in which it operates. Due to the potential for new variants of COVID-19, future disruptions to business internationally and related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time.

During 2022, the Company modified its preventative control measures. These measures include continuing education and, where appropriate, voluntary vaccination campaigns to avoid illnesses related to COVID-19, COVID-19 variants, and the

First Majestic Silver Corp. 2022 Annual Report	Page 34

seasonal flu. Monitoring of worker wellness or fitness for duty, as recommended by the Mexican, US and Canadian Governments health agencies, continues.

There is no guarantee that the Company will not experience disruptions to some of its active mining operations due to COVID-19 restrictions in the future. Any resurgence of COVID‐19 or the spread of other public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of a mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022 that challenged the bases for the alleged NOAVs and any potential penalties associated with the NOAVs. JCG and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:
•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.

First Majestic Silver Corp. 2022 Annual Report	Page 35

•Extreme weather events (such as prolonged drought, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.
There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Title to Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell exclusively to Wheaton Precious Metals ("WPMI") up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”).

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the SAT would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In February 2016, the SAT initiated a legal process seeking to retroactively nullify the APA.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $253.4 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $139.7 million (2,723 million MXN) (collectively, the "Reassessments"). The Company believes

First Majestic Silver Corp. 2022 Annual Report	Page 36

that the Reassessments violate the terms of the APA. The major items in the Reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in the Mexican legal proceedings, and also requested resolution of the transfer price dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company has been returned to the Mexican Circuit Courts and a decision may be issued within the first quarter of 2023.

The Company, in addition to challenging the SAT’s actions in the Mexican courts, is also pursuing resolution of its dispute through Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”).

International Remedies

On March 2, 2021, the Company submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021 by the appointment of all three panel members, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have been fully commenced. The first session of the Tribunal was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021. Thereafter, on April 26, 2022, the Company submitted its Claimant’s Memorial including expert reports and witness statements to the Tribunal, and on November 26, 2022, Mexico submitted its Counter-Memorial.

If the SAT’s attempts to retroactively nullifying the APA are successful, the SAT can be expected to enforce its Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $257.3 million (4,995 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and, therefore, at this time no liability has been recognized in the financial statements.

First Majestic Silver Corp. 2022 Annual Report	Page 37

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. and Corporacion First Majestic S.A. de C.V., the SAT issued tax assessments for fiscal 2013 for corporate income tax in the amount of $4.9 million (95.5 million MXN) and $15.6 million (302 million MXN), respectively including interest, inflation and penalties. In December 2022, the SAT issued tax assessments to Minera La Encantada, S.A. de C.V. for fiscal years 2014 and 2015 for corporate income tax in the amount of $15.7 million (305.2 million MXN) and $204.4 million (3,968.0 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Corporación First Majestic Back-to-Back Loans

In June 2022, following the completion of tax audits, conclusive agreements with the SAT were signed by Corporación First Majestic S.A. de C.V. (“CFM”) and First Majestic Plata S.A. de C.V. ("FMP") through Mexico’s Office of the Taxpayer Ombudsman (“PRODECON”) to settle an uncertain tax position concerning Mexican back-to-back loan provisions. The provisions were originally conceived from an anti-avoidance rule and a literal interpretation of the rules would convert most debt financing in Mexico into back-to-back loans. The back-to-back loan provisions establish that interest expense derived from back-to-back loans can be recharacterized as dividends resulting in significant changes to the tax treatment of interest, including withholding taxes. As a result of this recharacterization and in accordance with the conclusive agreement, CFM and FMP made one-time payments of approximately $21.3 million and $6.3 million in fiscal 2022 which have been recognized as current tax expense during the year. In addition to the payment made, CFM agreed to surrender certain tax loss carry forwards resulting in a deferred tax expense of approximately $55.7 million.

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. Although the Company is taking additional actions in Mexico and/or elsewhere to recover the balance, there can be no guarantee that the remainder of the judgment amount will be collected. Therefore, as at December 31, 2022, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 10,000,000 of the Company’s issued and outstanding shares. The normal course issuer bid will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common share would be in the best interest of the Company. During the year ended December 31, 2022, the Company repurchased an aggregate of 100,000 common shares at an average price of CDN $8.52 per share as part of the Share Repurchase Program (December 2021 - nil) for total proceeds of $0.7 million, net of transaction costs.

First Majestic Silver Corp. 2022 Annual Report	Page 38

Off-Balance Sheet Arrangements

At December 31, 2022, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project. First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the year ended December 31, 2022.

Outstanding Share Data

As at February 22, 2023, the Company has 274,369,973 common shares issued and outstanding.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2022:

Declaration of Quarterly Dividend
On February 23, 2023, the Company's board of directors approved the declaration of its quarterly common share dividend of $0.0054 per share, payable on or after March 24 2023, to common shareholders of record at the close of business on March 10, 2023. These dividends were declared subsequent to the year-end and have not been recognized as distributions to owners during the year ended December 31, 2022.

At-the-Market Distributions ("ATM") Program

On July 20, 2022, the Company entered into an equity distribution agreement and filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares is to be made through ATM distributions, as defined in Canadian Securities Administrator's National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. Subsequent to year-end, the Company sold a total of 1,719,634 common shares at an average price of $8.76 per share, for gross proceeds of $15.0 million. The Company completed distributions under the ATM on January 13, 2023.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board ("IASB") requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

First Majestic Silver Corp. 2022 Annual Report	Page 39

Assets and Liabilities Held-for-Sale:

Accounting Policy:

A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and
(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:
•The appropriate level of management must be committed to a plan to sell the asset or disposal group;
•An active program to locate a buyer and complete the plan must have been initiated;
•The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
•Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Significant estimates and judgements:

In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

Determination and classification of current and non-current restricted cash

The Company determines if the funds on hand and held at banks meets the definition of cash or cash equivalents. When there is a restriction on those funds, the Company assesses the nature of the restriction and if it is applicable, excludes the related amounts from the cash and cash equivalents balance. The Company then assesses the classification of the restricted cash between current and non-current based on the following factors:
•an asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the period; and
•it expects to realize the asset within twelve months after the reporting period.

The evaluation was performed based on the available information at the end of the reporting period; if there are changes in the circumstances the Company will reassess the classification.

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

First Majestic Silver Corp. 2022 Annual Report	Page 40

The amendments were applied effective January 1, 2022 and did not have a material impact on the Company's consolidated financial statements.

Provisions, Contingent Liabilities and Contingent Assets (Amendment to IAS 37)

The amendments clarify that the cost of fulfilling a contract when assessing whether a contract is onerous comprise both the incremental costs and an allocation of other costs that relate directly to fulfilling the contract. The amendments apply to contracts existing at the date when the amendments are first applied. On adoption of this amendment, there was no impact to the Company's consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2022:

At the date of authorization of these financial statements, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Group in future periods, except if indicated.

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information". Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The International Accounting Standards Board ("IASB") has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements. This amendment is not expected to have a material impact on the Company's financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

First Majestic Silver Corp. 2022 Annual Report	Page 41

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. This amendment is not expected to have a material impact on the Company's financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 although earlier application is permitted This amendment is not expected to have a material impact on the Company's financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", “Production cost per tonne”, “Average realized silver equivalent price”, "Average realized gold price", “Adjusted earnings per share”, “Free cash flow” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Effective January 1, 2021, the Company transitioned its cost reporting from Cost per Silver Ounce to Cost per Silver Equivalent ("AqEq") Ounce basis. Management believes the change to using silver equivalent ounce will provide management and investors with an improved ability to evaluate operating performance of the Company, as it eliminates volatility in Cash Cost and AISC per ounce due to market volatility in silver and gold prices as well as timing of by-product credit sales. Prior period comparatives of Cash Cost and AISC per ounce have been updated to be consistent with the new AgEq ounce metric.

First Majestic Silver Corp. 2022 Annual Report	Page 42

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2022 Annual Report	Page 43

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our condensed interim consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended December 31, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$14,529	$9,782	$3,855	$23,336	$51,502
Milling cost	8,249	8,974	5,292	13,341	35,856
Indirect cost	11,401	4,923	3,004	5,218	24,546
Total production cost (A)	$34,179	$23,679	$12,151	$41,894	$111,903
Add: transportation and other selling cost	326	207	139	14	743
Add: smelting and refining cost	330	72	173	26	601
Add: environmental duty and royalties cost	311	1,797	76	457	2,641
Total cash cost (B)	$35,146	$25,755	$12,539	$42,391	$115,888
Workers’ participation	8,522	(763)	(75)	—	7,684
General and administrative expenses	—	—	—	—	7,768
Share-based payments	—	—	—	—	2,845
Accretion of decommissioning liabilities	306	167	218	514	1,554
Sustaining capital expenditures	7,007	2,884	2,144	5,298	17,521
Operating lease payments	175	1,285	882	—	2,814
All-In Sustaining Costs (C)	$51,156	$29,328	$15,708	$48,203	$156,074
Payable silver equivalent ounces produced (D)	3,046,462	2,299,400	810,165	1,387,134	7,543,161
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	16,827	N/A
Tonnes milled (F)	210,108	207,188	254,766	179,502	851,564

Cash cost per AgEq ounce (B/D)	$11.54	$11.20	$15.48	$30.56	$15.36
AISC per AgEq ounce (C/D)	$16.79	$12.75	$19.39	$34.75	$20.69
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,519	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$2,865	N/A
Production cost per tonne (A/F)	$162.68	$114.29	$47.69	$233.39	$131.41

First Majestic Silver Corp. 2022 Annual Report	Page 44

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended December 31, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$11,232	$10,052	$3,514	$20,480	$45,277
Milling cost	7,162	7,174	4,290	13,296	31,921
Indirect cost	11,852	3,824	2,845	4,996	23,517
Total production cost (A)	$30,246	$21,050	$10,649	$38,771	$100,716
Add: transportation and other selling cost	449	160	103	14	780
Add: smelting and refining cost	755	165	239	20	1,179
Add: environmental duty and royalties cost	591	1,203	116	793	2,703
Total cash cost (B)	$32,041	$22,578	$11,107	$39,598	$105,378
Workers’ participation	4,010	54	1,538	—	5,602
General and administrative expenses	—	—	—	—	6,591
Share-based payments	—	—	—	—	2,859
Accretion of decommissioning liabilities	175	76	128	319	951
Sustaining capital expenditures	8,989	3,514	1,272	8,887	23,387
Operating lease payments	95	1,167	816	347	2,996
All-In Sustaining Costs (C)	$45,310	$27,389	$14,861	$49,151	$147,764
Payable silver equivalent ounces produced (D)	4,013,338	1,953,539	765,430	1,823,950	8,556,257
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	23,660	N/A
Tonnes milled (F)	206,738	224,459	268,239	256,374	955,810

Cash cost per AgEq ounce (B/D)	$7.98	$11.56	$14.51	$21.71	$12.32
AISC per AgEq ounce (C/D)	$11.29	$14.02	$19.41	$26.95	$17.26
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,674	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$2,077	N/A
Production cost per tonne (A/F)	$146.30	$93.78	$39.70	$151.23	$105.37

First Majestic Silver Corp. 2022 Annual Report	Page 45

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$48,032	$43,382	$14,363	$93,302	$199,080
Milling cost	30,753	34,605	19,835	51,339	136,533
Indirect cost	43,899	19,982	11,948	20,918	96,747
Total production cost (A)	$122,684	$97,970	$46,146	$165,559	$432,359
Add: transportation and other selling cost	1,212	780	480	102	2,788
Add: smelting and refining cost	1,483	396	664	87	2,630
Add: environmental duty and royalties cost	1,380	6,689	339	2,656	11,064
Total cash cost (B)	$126,759	$105,835	$47,629	$168,404	$448,841
Workers’ participation	16,106	1,978	(819)	—	17,265
General and administrative expenses	—	—	—	—	34,743
Share-based payments	—	—	—	—	13,958
Accretion of decommissioning liabilities	1,190	649	847	2,054	6,102
Sustaining capital expenditures	33,252	13,801	6,499	28,525	83,853
Operating lease payments	585	5,369	3,355	—	10,911
All-In Sustaining Costs (C)	$177,892	$127,632	$57,511	$198,983	$615,673
Payable silver equivalent ounces produced (D)	12,927,243	9,133,062	3,112,363	6,016,478	31,189,146
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	72,411	N/A
Tonnes milled (F)	787,636	851,973	1,025,172	804,206	3,468,987

Cash cost per AgEq ounce (B/D)	$9.81	$11.59	$15.30	$27.99	$14.39
AISC per AgEq ounce (C/D)	$13.76	$13.97	$18.48	$33.07	$19.74
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,326	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$2,748	N/A
Production cost per tonne (A/F)	$155.76	$114.99	$45.01	$205.87	$124.64

First Majestic Silver Corp. 2022 Annual Report	Page 46

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$47,270	$32,024	$13,206	$58,689	$151,188
Milling cost	28,258	28,254	17,978	35,551	110,040
Indirect cost	41,311	14,576	11,256	14,830	81,973
Total production cost (A)	$116,840	$74,853	$42,440	$109,069	$343,202
Add: transportation and other selling cost	1,433	618	427	47	2,738
Add: smelting and refining cost	1,819	523	718	47	3,107
Add: environmental duty and royalties cost	1,683	1,559	406	2,188	5,836
Total cash cost (B)	$121,775	$77,553	$43,991	$111,351	$354,883
Workers’ participation	13,374	269	2,296	—	15,939
General and administrative expenses	—	—	—	—	25,393
Share-based payments	—	—	—	—	12,290
Accretion of decommissioning liabilities	716	313	521	642	3,228
Sustaining capital expenditures	35,542	15,636	4,616	27,565	85,664
Operating lease payments	312	2,943	2,894	862	8,708
All-In Sustaining Costs (C)	$171,719	$96,714	$54,318	$140,420	$506,105
Payable silver equivalent ounces produced (D)	13,518,292	5,036,842	3,260,834	5,013,388	26,829,356
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	68,567	N/A
Tonnes milled (F)	822,791	879,060	1,004,144	633,400	3,339,394

Cash cost per AgEq ounce (B/D)	$9.01	$15.40	$13.49	$22.21	$13.23
AISC per AgEq ounce (C/D)	$12.70	$19.20	$16.66	$28.01	$18.84
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,624	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$2,048	N/A
Production cost per tonne (A/F)	$142.00	$85.15	$42.25	$172.20	$102.77

First Majestic Silver Corp. 2022 Annual Report	Page 47

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Revenues as reported	$148,189	$204,876	$624,222	$584,117
Add back: smelting and refining charges	600	1,179	2,629	3,108
Gross revenues	148,789	206,055	626,851	587,225
Less: Sandstorm gold revenues	(220)	(461)	(1,148)	(2,489)
Less: Wheaton gold revenues	(6,832)	(9,385)	(26,053)	(29,612)
Gross revenues, excluding Sandstorm, Wheaton (A)	$141,737	$196,208	$599,649	$555,124

Payable silver equivalent ounces sold	7,007,210	9,378,637	30,320,473	25,954,222
Less: Payable silver equivalent ounces sold to Sandstorm	(35,385)	(74,554)	(200,509)	(382,659)
Less: Payable silver equivalent ounces sold to Wheaton	(873,498)	(1,189,362)	(3,462,825)	(3,511,128)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	6,098,326	8,114,720	26,657,138	22,060,435

Average realized silver price per silver equivalent ounce (A/B)	$23.24	$24.18	$22.49	$25.16
Average market price per ounce of silver per COMEX	$21.29	$23.35	$21.80	$25.15

First Majestic Silver Corp. 2022 Annual Report	Page 48

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Gross revenue, excluding Sandstorm, Wheaton	$141,737	$196,208	$599,649	$555,124
Less: Silver revenues	56,119	105,387	237,107	307,302
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$85,618	$90,822	$362,541	$247,822

Gold ounces sold	59,511	65,229	246,265	190,450
Less: Gold ounces sold to Wheaton	10,943	15,182	41,841	48,015
Less: Gold ounces sold to Sandstorm	465	985	2,433	5,327
Gold ounces sold, excluding Sandstorm and Wheaton (B)	48,103	49,062	201,991	137,108

Average realized gold price per ounce (A/B)	$1,780	$1,851	$1,795	$1,807
Average market price per ounce of gold	$1,731	$1,795	$1,801	$1,784

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company's ability to generate liquidity from operating activities.

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Operating cash flows	($14,758)	$89,812	$18,988	$68,723
Less: Sustaining capital expenditures	17,521	23,387	83,853	85,664
Free cash flow	($32,279)	$66,425	($64,865)	($16,941)

First Majestic Silver Corp. 2022 Annual Report	Page 49

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its condensed interim consolidated financial statements . The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expense.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Net (loss) as reported	($16,819)	($3,971)	($114,276)	($4,923)
Adjustments for non-cash or unusual items:
Tax settlement	6,300	—	24,033	—
Impairment (impairment reversal)	4,934	—	(2,651)	—
Deferred income tax (recovery) expense	(19,681)	156	(3,378)	(19,110)
Share-based payments	2,845	2,859	13,958	12,290
Loss (gain) from investment in marketable securities	(425)	(776)	3,865	1,522
Abnormal costs (1)	436	—	3,553	—
Write-down on assets held-for-sale	—	—	—	2,081
Write-down of mineral inventory	9,314	1,164	23,767	7,479
Acquisition costs	—	23	—	1,973
Loss on early settlement of senior convertible notes	—	4,642	—	4,642
Gain on divestiture of exploration projects	(4,301)	—	(4,301)	—
Adjusted net (loss) earnings	($17,397)	$4,097	($55,430)	$5,954
Weighted average number of shares on issue - basic	266,673,994	256,805,023	263,122,252	244,749,772
Adjusted EPS	($0.07)	$0.02	($0.21)	$0.02
(1) Abnormal costs includes $3.1 million incurred as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform government mandated air compliance test work at the Jerritt Canyon Gold mine.

First Majestic Silver Corp. 2022 Annual Report	Page 50

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	December 31, 2022	December 31, 2021
Current Assets	$370,289	$397,207
Less: Current Liabilities	(167,399)	(172,822)
Working Capital	$202,890	$224,385
Available Undrawn Revolving Credit Facility	75,000	50,000
Available Liquidity	$277,890	$274,385

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed interim consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of December 31, 2022. There have been no significant changes in our internal controls during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

First Majestic Silver Corp. 2022 Annual Report	Page 51

The Company's independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 22, 2023 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission.

Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and mine plans and mine life; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; anticipated reclamation and decommissioning activities; conversion of mineral resources to proven and probable mineral reserves; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities; completion of the sale of the Company's La Parrilla and La Guitarra mines; payment of dividends; statements with respect to the recovery of value added tax receivables and the tax regime in México; the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA or other claims; expectations regarding the continuing effect of the COVID‐19 pandemic on the Company's operations, the global economy and the market for the Company's products. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to

First Majestic Silver Corp. 2022 Annual Report	Page 52

satisfy the judgment amount and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2022, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2022 Annual Report	Page 53